UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42373

Gelteq Limited

(Registrant’s Name)

Level 4
100 Albert Road
South Melbourne VIC, 3025
Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement.

On October 30, 2024, Gelteq Limited (the “Company”) consummated its initial public offering (“IPO”) of 1,300,000 ordinary shares, no par value (the “Ordinary Shares”), at a price of $4.00 per share, generating gross proceeds to the Company of $5.2 million before deducting underwriting discounts and offering expenses. The Company’s Registration Statement on Form F-1 (File No. 333-280804) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 15, 2024 (as amended, the “Registration Statement”), and declared effective by the Commission on September 30, 2024.

In connection with the IPO, the Company entered into an Underwriting Agreement, dated October 28, 2024 (the “Underwriting Agreement”) by and between the Company and The Benchmark Company, LLC (“Benchmark”), as representative of the several underwriters. The Company agreed to an underwriting discount of 7.0% of the public offering price of the Ordinary Shares sold in the IPO. The Underwriting Agreement contains representations, warranties and covenants made by the Company that are customary for transactions of this type. Under the terms of the Underwriting Agreement, the Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In addition, pursuant to the terms of the Underwriting Agreement, the Company and its officers and directors and certain stockholders have entered into lock-up agreements pursuant to which each of them has agreed, for a period of six months, without the prior consent of Benchmark, not to offer, sell, transfer or otherwise dispose of the Company’s securities, subject to limited exceptions.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

In addition, the Company issued to Benchmark warrants to purchase up to 91,000 Ordinary Shares, which is equal to 7.0% of the number of Ordinary Shares sold in the IPO (the “Representative’s Warrants”). The Representative’s Warrants have an initial exercise price equal to $5.00 per share. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the five-year period commencing on April 22, 2025. The Representative’s Warrants provide for registration rights (including a two-time demand registration right and unlimited piggyback rights, each expiring five years from October 22, 2024) and customary anti-dilution provisions, as permitted by FINRA Rule 5110(g)(8).

The foregoing description of the Representative’s Warrants is qualified in its entirety by reference to the full text of the Representative’s Warrants, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

Other Events.

On October 28, 2024, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K.

On October 30, 2024, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated October 28, 2024, by and between the Company and The Benchmark Company, LLC.
4.1	Representative’s Warrants, dated October 30, 2024, issued to The Benchmark Company, LLC.
99.1	Press Release, dated October 28, 2024.
99.2	Press Release, dated October 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gelteq Limited

By:	/s/ Nathan Givoni
Name:	Nathan Givoni
Title:	Chief Executive Officer

Date: October 30, 2024

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